UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

I-MAB

(Name of Issuer)

Ordinary Shares, par value $0.00011

(Title of Class of Securities)

44975P 1032

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]

Some of the holdings reported herein are in the form of American Depositary Shares (“ADS”), which may be exchanged for ordinary shares of the Issuer, par value $0.0001 (“Ordinary Shares”) at a 10:23 ratio.

[2]	The CUSIP Number listed throughout this filing is the CUSIP assigned to the ADS of the Issuer.

CUSIP No. 44975P 103	13G

1.	Name of Reporting Persons: Fortune Eight Jogging Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 9,465,631
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 9,465,631

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,465,631 Ordinary Shares[3]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.6%[4]
12.	Type of Reporting Person (See Instructions): CO

[3]	See Item 4 of this Statement for more information.
[4]	This percentage is calculated based on 168,074,090 Ordinary Shares outstanding as of December 31, 2020.

CUSIP No. 44975P 103	13G

1.	Name of Reporting Persons: Hony Hongling (Shanghai) Investment Center
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 9,465,631[5]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 9,465,631

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,465,631 Ordinary Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.6%[6]
12.	Type of Reporting Person (See Instructions): PN

[5]	See Item 4 of this Statement for more information.
[6]	This percentage is calculated based on 168,074,090 Ordinary Shares outstanding as of December 31, 2020.

CUSIP No. 44975P 103	13G

1.	Name of Reporting Persons: Hony Investment (Shanghai) Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 9,465,631
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 9,465,631

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,465,631 Ordinary Shares[7]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.6%[8]
12.	Type of Reporting Person (See Instructions): CO

[7]	See Item 4 of this Statement for more information.
[8]	This percentage is calculated based on 168,074,090 Ordinary Shares outstanding as of December 31, 2020.

CUSIP No. 44975P 103	13G

1.	Name of Reporting Persons: Beijing Hony Hezhong Enterprise Management Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 9,465,631
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 9,465,631

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,465,631 Ordinary Shares[9]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.6%[10]
12.	Type of Reporting Person (See Instructions): CO

[9]	See Item 4 of this Statement for more information.
[10]	This percentage is calculated based on 168,074,090 Ordinary Shares outstanding as of December 31, 2020.

Item 1.

(a)	Name of Issuer

I-MAB (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

Suite 802, West Tower, OmniVision

88 Shangke Road, Pudong District

Shanghai, 201210

People’s Republic of China

Item 2.

(a)	Name of Person Filing

The information required by Item 2(a) is set forth in Row 1 of each Cover Page and is incorporated herein by reference.

(b)	Address of the Principal Office or, if none, Residence

Fortune Eight Jogging Limited

Suite 06-11, 70/F Two International Finance Centre, No. 8 Finance Street, Central, Hong Kong

Hony Hongling (Shanghai) Investment Center

5/F Somekh Building, 149 Yuanmingyuan Road, Huangpu District, Shanghai 200002, China

Hony Investment (Shanghai) Limited

5/F Somekh Building, 149 Yuanmingyuan Road, Huangpu District, Shanghai 200002, China

Beijing Hony Hezhong Enterprise Management Limited

6/F, South Tower C, Raycom InfoTech Park, 2 Kexueyuan Nanlu, Haidian District, Beijing 100190, China

(c)	Citizenship

The information required by Item 2(c) is set forth in Row 4 of each Cover Page and is incorporated herein by reference.

(d)	Title of Class of Securities

Ordinary Shares, par value $0.0001

(e)	CUSIP Number

44975P 103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of each Cover Page and is incorporated herein by reference.

The securities reported in this Statement are held directly held by Fortune Eight Jogging Limited. Fortune Eight Jogging Limited is wholly-owned by Hony Hongling (Shanghai) Investment Center, whose general partner is Hony Investment (Shanghai) Limited. The sole shareholder of Hony Investment (Shanghai) Limited is Beijing Hony Hezhong Enterprise Management Limited. Each of Yonggang Cao, Minsheng Xu and Wen Zhao holds 33.3% equity interests in Beijing Hony Hezhong Enterprise Management Limited.

Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that they have formed a group.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    ☐.

N/A

Instruction. Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

N/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2021

Fortune Eight Jogging Limited

By:	/s/ BingYuan
Name:	Bing Yuan
Title:	Director

Hony Hongling (Shanghai) Investment Center

By:	/s/ Yonggang Cao
Name:	Yonggang Cao
Title:	Authorized Signatory

Hony Investment (Shanghai) Limited

By:	/s/ Yonggang Cao
Name:	Yonggang Cao
Title:	Authorized Signatory

Beijing Hony Hezhong Enterprise Management Limited

By:	/s/ Yonggang Cao
Name:	Yonggang Cao
Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Description

Exhibit A	Joint Filing Agreement, dated February 4, 2021 by and between Fortune Eight Jogging Limited, Hony Hongling (Shanghai) Investment Center, Hony Investment (Shanghai) Limited and Beijing Hony Hezhong Enterprise Management Limited.